February 28, 2013
Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Nuance Communications, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed November 29, 2012
File No. 000-27038
Dear Ms. Collins:
We are responding to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to Nuance Communications, Inc. dated February 11, 2013 relating to the above referenced Annual Report on Form 10-K filed on November 29, 2012.
For your convenience, we have repeated your comments below in bold italic type before each of our responses.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Credit Facilities and Debt, page 34

Comment 1. We note your response to prior comment 2. Please clarify for us how all of your debt covenants currently in place limit your ability to undertake future financing. As part of your response, please describe for us the terms of the covenants that restrict your ability to incur additional debt, and quantify for us the amount by which your future debt is limited. Also, please explain to us why you include a discussion of the debt covenants related to your credit facility, yet you do not believe a similar discussion is warranted for your senior notes and convertible debentures.

Company Response. Our Credit Facility and our 5.375% Senior Notes both include covenants which limit our ability to incur additional debt.  Neither our 2027 nor our 2031 Convertible Debentures include covenants which limit our ability to incur additional debt. The debt covenants related to our Credit Facility are the most restrictive, and therefore we have included a detailed discussion of our Credit Facility debt covenants in our Annual Report on Form 10-K. The debt covenants related to our Senior Notes are less restrictive and therefore we do not believe that additional detail regarding these covenants is material to the readers of our financial statements.

Ms. Kathleen Collins
U.S. Securities and Exchange Commission
February 28, 2013

Our Credit Facility permits us to incur debt which is junior to the term debt under the Credit Facility, either because it is unsecured or because it is expressly subordinated, so long as, following the incurrence of such additional debt on a pro forma basis, our Consolidated Leverage Ratio (as defined in the Credit Facility) is no greater than 4.50 to 1.00.  As of September 30, 2012, we had outstanding gross debt of $2,270.7 million, resulting in a Consolidated Leverage Ratio of 3.3. Accordingly, we could incur up to an additional $778.2 million of debt and remain in compliance with the terms of the Credit Facility. In addition, the terms of our Credit Facility permit us to incur other debt without regard to the Consolidated Leverage Ratio test in specified amounts for specified purposes, such as purchase money debt and capital lease obligations, and provides for a general basket of additional permitted debt of up to $261.0 million as of September 30, 2012.

The Indenture setting forth the terms of our 5.375% Senior Notes permits us to incur debt provided that, following the incurrence of such additional debt, we maintain a Fixed Charge Coverage Ratio (as such term is defined in the Indenture), for our most recently ended four fiscal quarters immediately preceding the date the additional debt was incurred, of at least 2.00 to 1.00, determined as if the additional debt were incurred at the beginning of such four-quarter period.  As of September 30, 2012, we had a Fixed Charge Coverage Ratio of 7.5.  Accordingly, we could incur up to an additional $4.8 billion of debt and remain in compliance with the terms of the Indenture.  As with the Credit Facility, there are exceptions which allow us to incur debt for specific reasons without regard to the Fixed Charge Coverage Ratio test.  These include the ability to incur up to $1.1 billion of debt under our Credit Facility (including the $630.6 million outstanding as of September 30, 2012.)

Off-Balance Sheet Arrangements, Contractual Obligations, Contingent Liabilities and Commitments

Contractual Obligations, page 38

Comment 2. We note your response to prior comment 3 that since the 2027 debentures are traded in a secondary market and the market value of the debentures exceeds the value that the holders would receive upon conversion; you believe that the holders may not have a significant economic incentive to exercise their conversion option prior to August 2014. However, considering that the market value of the debentures may change prior to 2014 and considering that you have a current contractual obligation to make these payments, at a minimum, disclosure regarding the terms of these debentures in a footnote to the contractual obligations table would appear to be warranted. Please confirm that you will revise your disclosures accordingly in future filings when the conversion threshold has been triggered.

Company Response. In future filings, if the conversion threshold for either our 2027 or our 2031 convertible debentures is triggered, we will include footnote disclosure to our contractual obligations table regarding the applicable convertible debenture(s).

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 20. Income Taxes, page 93

Comment 3. We note your response to prior comment 5 that you implemented a business strategy at the beginning of fiscal 2012 to transfer the right to use U.S.-owned intellectual property to your foreign operations (“IP Strategy”) and that had the IP strategy been in place for all of fiscal 2011, the cumulative U.S. pre-tax income adjusted for permanent differences would have been a loss of approximately $22 million. We further note that for fiscal 2012, you had approximately $1 million in U.S. pre-tax loss adjusted for permanent differences. However, as of the end of fiscal 2012, the cumulative U.S. pre-tax income adjusted for permanent differences was approximately $56 million. Please clarify why this most recent three-year period is relevant in projecting your future U.S. pre-tax income in light of the IP Strategy put in place in 2012 and the cumulative loss of $22 million that

Ms. Kathleen Collins
U.S. Securities and Exchange Commission
February 28, 2013

would have been recognized under this strategy. As part of your response, tell us why you expect your future forecasted U.S. pre-tax income adjusted for permanent differences to be significantly greater than the $1 million in pre-tax loss adjusted for permanent differences you recognized for 2012.

Company Response. In response to the Staff’s comment, first we would like to clarify that we would not have had a cumulative loss of $22 million at the end of fiscal 2011 under the IP Strategy. The evaluation of the three year U.S. pre-tax income adjusted for permanent differences was a two-step process. We first eliminated from U.S. pre-tax income adjusted for permanent differences the amount of the royalty under the former royalty arrangement. The second step was to determine the amount of the royalty under the IP Strategy that was being implemented in fiscal 2012. At the end of fiscal 2011, we had no experience under the new IP strategy that could support an objectively verifiable estimate for the historical period. The reference to a cumulative loss of $22 million in our response of January 24, 2013, was to illustrate our analysis that was completed at the end of fiscal 2011 using the best information that was available, and it assumed no replacement royalty.

Accounting Standards Codification 740-10-30-23 states the following: “An entity shall use judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence shall be commensurate with the extent to which it can be objectively verified.” Historical cumulative results are objectively verifiable and therefore we believe more weight is given to those results. As of the end of fiscal 2012, the cumulative U.S. pre-tax income adjusted for permanent difference was approximately $56 million, and eight of the twelve quarters had positive U.S. pre-tax income adjusted for permanent differences. These results include one full year under the new IP structure, and we could reasonably estimate the impact of the new royalties to be paid to the U.S in the future. The cumulative results, supported by the final royalty and transfer pricing study, coupled with our future profitability estimates, provided significant positive evidence to support the reversal of our U.S. valuation allowance at the end of fiscal 2012.

We expect our future forecasted U.S. pre-tax income adjusted for permanent differences to be significantly greater than the $1 million in pre-tax loss adjusted for permanent differences we recognized for 2012 due to:

•
In fiscal 2012, we incurred $58.7 million of costs associated with our acquisitions. Costs related to the acquisition activity were significantly higher than we have incurred historically, reflecting the large size, complexity and level of integration activity primarily related to our recent acquisitions;

•
Our forecast of future earnings includes the full year impact of the additional sales and earnings from our recent acquisitions, which were primarily located in the U.S. and will contribute to profitable results; and

•	Organic growth in our existing businesses will also produce incremental future profitable results in the U.S.

After consideration of the above factors, we are forecasting substantial U.S. pre-tax income adjusted for permanent differences in fiscal years 2013 through 2015.

Comment 4. Notwithstanding your response to the previous comment, tell us what impact you anticipate the IP strategy will have on your future effective tax rates. Also, tell us why you did not include a discussion of this tax strategy in your Form 10-K or tell us your consideration to include such a discussion in future filings.

Company Response. We believe our IP Strategy will decrease our effective tax rate, as tax rates outside the U.S. are lower that the U.S. statutory tax rate. However, our historical effective tax rates have not been a meaningful measure for readers of our financial statements. For example, for each of the years in the three

Ms. Kathleen Collins
U.S. Securities and Exchange Commission
February 28, 2013

year period ended September 30, 2012, our effective tax rates were (1,693.3%), (27.4%) and (217.2%), respectively. During these periods, the significant variability of our effective tax rate was principally due to the valuation allowance on our U.S. deferred tax assets and the impact of our acquisitions. Therefore, we have focused our MD&A discussion on the significant items impacting the effective tax rate differences from period to period. Within the footnotes, we have provided disclosure of the differences that reconcile to the amount computed by applying the U.S. statutory tax rate, with specific discussion of the impacts of our valuation allowance on our U.S. deferred tax assets and the impact of our acquisitions. Any discussion of the impact of the IP strategy on our historical or future periods would not have been material to an understanding of our financial statements.

We also expanded our footnote disclosures in our Quarterly Report on Form 10-Q for the period ended December 31, 2012 to include the following disclosure related to our effective tax rate: “Our current effective tax rate was lower than the U.S. federal statutory rate of 35% primarily due to earnings in foreign operations which are subject to a significantly lower tax rate than the U.S. statutory tax rate. This rate differential is driven by our subsidiaries in Ireland.”

We will continue to monitor the items impacting trends in our effective tax rate and to the extent material to an understanding of our financial statements, we will disclose those impacts in our future filings.

* * * * * * * * * *

Ms. Kathleen Collins
U.S. Securities and Exchange Commission
February 28, 2013

We appreciate the assistance the Staff has provided with its comments. Please direct your question or comments regarding our response to the undersigned at (781) 565-5000.
Sincerely,
/s/ Thomas L. Beaudoin
Thomas L. Beaudoin
Chief Financial Officer

cc:	Paul A. Ricci, Nuance Communications, Inc
Daniel D. Tempesta, Nuance Communications, Inc.
Todd DuChene, Esq., Nuance Communications, Inc.
Garrison R. Smith, Esq., Nuance Communications, Inc.
Robert D. Sanchez, Wilson Sonsini Goodrich & Rosati, Professional Corporation